

April 9, 2013

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

RE: Full Circle Capital Corporation (Company")
     File Nos.: 333-187207 and 814-00952

Dear Mr. Boehm:

Full Circle Capital Corporation ("Company") is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). The Company filed a registration statement on Form N-2 on March 12, 2013 to register preferred stock, subscription rights to purchase shares of common stock, debt securities and warrants to purchase shares of common stock, and shares of preferred stock or debt securities, which the Company may offer from time to time. On behalf of the Company, you requested by letter of the same date, that the staff of the Securities and Exchange Commission ("SEC") afford the Company's registration statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

Your letter asserts that the disclosure contained in the registration statement contains no material changes from the disclosure included in the Company's registration statement on Form N-2 (File No. 333-180321) (the "Prior Registration Statement"), initially filed with the Commission on March 23, 2012 and declared effective, as amended, on July 18, 2012, except for (i) the inclusion of preferred stock, subscription rights to purchase shares of common stock, debt securities and warrants to purchase shares of common stock, shares of preferred stock or debt securities, which the Company may offer from time to time, and the general terms and manner of such proposed offerings, (ii) the inclusion of audited financial statements and related financial data for the fiscal year ended June 30, 2012, and (iii) the inclusion of unaudited financial statements and related financial data for the interim period ended December 31, 2012.

Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated March 29, 2012, we performed a limited review of the registration statement. You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus Cover Page

1.   Disclose, if true, that a material amount of the Company's debt investments will not fully amortize during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

2.   Please include all the information and changes to the cover page of the Prospectus on the cover page of the forms of Prospectus Supplement, as applicable.

Page 11

3.   Please note that any prospectus supplement used with any offering from this shelf registration statement should include a fee table and example when appropriate, updated in accordance with current staff positions, with the most current information available to the Fund, increasing the Company's expense ratio when needed.

4.   We note the absence of the Acquired Fund Fees & Expenses line item from the Company's fee table. Please confirm to us in your response letter that the Company will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in any "Acquired Funds."

5.   Disclose the extent to which the Company anticipates leveraging through preferred stock during the next twelve months, revising the fee table as needed. If the Fund will issue leverage securities included in the registration statement during the next twelve months, please revise the disclosure as needed.

6.   All fees and expenses incurred by the Company that are associated with the various securities in the registration statement and that are expected to be offered in the next 12 months must be appropriately presented based on net assets attributable to common shares. Please add this in a footnote and explain, as needed, that this is because such expenses are ultimately paid by the Fund's common stockholders.

7.   The Company should also make clear that all offering and underwriting expenses charged to common shareholders with respect to any of the registration statement securities, if any, will also be borne directly/indirectly by the Company's common shareholders. Please include a statement that all such expenses are appropriately included in the fee table and/or shareholder transaction expenses section, as needed, and are based on all such expenses expected to be incurred by common shareholders over the next 12 months.

8.   The Company may need to revise the Example. State that the expense Example includes all of the costs associated with any securities the Company intends to issue during the next 12 months. This is particularly important as it relates to the fee table and example in the prospectus and any prospectus supplement for common shares.

Page 32

9.   We note that the array of securities the Company may issue under the registration statement makes the risk disclosure more complicated and the assumptions about the securities to be issued more important. For example, given the registration statement securities' potential leverage, and any potentially dilutive effects of such securities, how will the Company convey a fair and accurate representation of these risks in the prospectus and all prospectus supplements? It appears that the risk profile and expense ratio attributable to common shares might change materially as different securities are issued over time. How will the Company assure that if common stock is the first takedown from this shelf offering, the prospectus adequately reflects risk and expenses imposed on common stock holders as a result of other securities that will be issued from the registration statement in the next 12 months?   We may have further comment.

Page 33

10.   The chart on page 23 of the Company's definitive proxy filed on October 23, 2012 should be included in the Company's registration statement.

Page 46

11.   Please make clear which LIBOR rates are being referenced in the descriptions on this page and in other locations in the registration statement where the reference is a general use of the acronym LIBOR.

Page 77

12.   Confirm the Company has considered Articles 3-09 and Article 4-08(g) of Regulation S-X.

Page 95

13.   The discussion regarding the re-approval of the investment advisory agreement should be expanded as it appears to be simply a listing of factors without adequate analysis. See Instruction 6(f) to Item 24 of Form N-2.

Page 126

14.   The Company should include, to the best of its knowledge, complete generic prospectus supplements, including risk factors and other available information for each prospectus supplement.

Page 129

15.   The Debt Securities, if traded, might trade at a discount to par. If debt securities are repurchased by the Company at an amount below par, is the Company's investment adviser entitled to an incentive fee of any type? Please explain. Expand the disclosure as needed.

Page 142

16.   Disclose whether the stockholders have authorized the proposal to issue the warrants described on this page.

Page 144

17.   The disclosure on this page state that "[u]nless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on The NASDAQ Capital Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities". If the Company does not intend to list any of the securities on any exchange, it is a material risk factor that must be prominently disclosed. Please revise the disclosure as needed, including the cover pages of any prospectus supplements.

Part C

18.   Please file as an exhibit the legality opinion regarding all securities being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company's Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

General

19.   In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

20.   Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

21.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

22.   We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23.   Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

24.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change

will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant